Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 13 DATED SEPTEMBER 21, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 9, dated August 3, 2012, Supplement No. 10, dated August 9, 2012, Supplement No. 11, dated August 15, 2012, and Supplement No. 12, dated September 5, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 13 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 13 is to disclose:

•	the status of our public offering;

•	our recent property acquisitions;

•	changes to our management and the management of our advisor;

•	an update to the composition of our board of directors and Audit and Investment Committees; and

•	an update to our share repurchase plan.

Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of September 19, 2012, we had received and accepted investors’ subscriptions for and issued 17,220,507 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $171,133,190. As of September 19, 2012, we had raised approximately $176,826,477 in gross offering proceeds in both our private and public offerings. As previously disclosed, effective September 10, 2012, we increased the offering price per share in our public offering from $10.00 to $10.24 and the offering price for shares issued pursuant to our distribution investment plan from $9.50 to $9.73.
As of September 19, 2012, approximately 132,961,851 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Recent Property Acquisitions
As described in greater detail below, we acquired the Hilliard Park Apartments, a multifamily community located in Columbus, Ohio, and the Sycamore Terrace Apartments, a multifamily community located Terre Haute, Indiana, on September 11, 2012 and September 20, 2012, respectively. With the acquisition of these two properties, we have invested approximately $300 million in 18 properties in nine states representing 3,894 units and approximately 3,894,611 square feet of residential space and 8,995 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, and have purchased ten additional assets so far in 2012.
Acquisition of Hilliard Park Apartments
On September 11, 2012, or the closing date, we acquired from a third party seller a 100% membership interest in Hilliard Park Partners, L.L.C., or Hilliard Park Partners, which is the fee simple owner in a 201-unit multifamily residential community located in Columbus, Ohio known as Hilliard Park Apartments, or the Hilliard Park property, through SIR Hilliard Park, LLC, or SIR Hilliard Park, a wholly-owned subsidiary of our operating partnership. On the closing date, Steadfast Asset Holdings, Inc., our affiliate, assigned to SIR Hilliard Park the Purchase and Sale Agreement and Joint Escrow Instructions, dated August 8, 2012, for the purchase of the membership interests in Hilliard Park Partners and all rights pertaining thereto, along with certain related personal and intangible property, including, without limitation, the Hilliard Park property.

Financing and Fees
SIR Hilliard Park acquired the Hilliard Park property through its purchase of the membership interests of Hilliard Park Partners for an aggregate purchase price of $19,800,000, excluding closing costs. SIR Hilliard Park funded the payment of the purchase price for the Hilliard Park property with proceeds from our ongoing public offering. We intend to obtain mortgage financing on the Hilliard Park property under normal and customary terms and conditions in the future.
An acquisition fee of approximately $398,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Hilliard Park property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Hilliard Park property as of the closing of the acquisition was 6.67%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding acquisition costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected first year net operating income of the property based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for estimated vacancies, tenant concessions, if any, and charges not collected.
On the closing date, Hilliard Park Partners and Steadfast Management Company, Inc., or the property manager, entered into a management agreement pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Hilliard Park property. Pursuant to the management agreement, Hilliard Park Partners will pay the property manager a monthly management fee in an amount equal to 3.0% of the Hilliard Park property’s gross collections (as defined in the management agreement) for each month.
Description of the Property
The Hilliard Park property is a 201-unit residential community constructed in 2000. The Hilliard Park property is comprised of 26 two-story residential buildings on a 16.6-acre site. The apartments at the Hilliard Park property consist of a mix of two and three-bedroom units averaging 1,140 square feet per unit. Average in-place monthly rent at the Hilliard Park property was approximately $976 as of September 10, 2012. Unit amenities at the Hilliard Park property include oak cabinetry in kitchens and bathrooms, vertical and horizontal blinds, attractive lighting packages, GE/Whirlpool appliances, garbage disposals, washer and dryer hookups, walk-in closets and patio or balcony decks. In addition, select units have full basements, attached garages and vaulted ceilings. Property amenities at the Hilliard Park property include a park area with gazebo, a playground, a golf putting green, basketball court and central mail center. Occupancy at the Hilliard Park property was 97% as of September 10, 2012.
Management currently has no material plans for capital improvements at the Hilliard Park property and believes that the Hilliard Park property is adequately covered by insurance and is suitable for its intended purposes. For 2012, the estimated real estate taxes on the Hilliard Park property total approximately $370,000.
The Hilliard Park property is located in a fast growing suburb approximately eight miles west of downtown Columbus and is served by the Hilliard City School District which is recognized for its academic excellence in Ohio. The Hilliard Park property faces competition from other multifamily apartment properties located in the Columbus, Ohio market.
For federal income tax purposes, we estimate that the depreciable basis in the Hilliard Park property will be approximately $17,800,000. We will depreciate buildings based upon an estimated useful life of 27.5 years.

Acquisition of Sycamore Terrace Apartments
On September 20, 2012, we acquired a fee simple interest in a 178-unit multifamily residential community located in Terre Haute, Indiana known as Sycamore Terrace Apartments, or the Sycamore Terrace property, through SIR Sycamore Terrace, LLC, or SIR Sycamore Terrace, a wholly-owned subsidiary of our operating partnership, from a third party seller.
SIR Sycamore Terrace acquired the Sycamore Terrace property for an aggregate purchase price of $16,500,000, excluding closing costs. SIR Sycamore Terrace funded the payment of the purchase price for the Sycamore Terrace property with proceeds from our ongoing public offering. We intend to obtain mortgage financing on the Sycamore Terrace property under normal and customary terms and conditions in the future.
An acquisition fee of approximately $330,000 was earned by our advisor in connection with the acquisition of the Sycamore Terrace property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Sycamore Terrace property as of the closing of the acquisition was 7.8%.
The Sycamore Terrace property is a 178-unit residential community constructed in 2011. The Sycamore Terrace property is comprised of 16 two-story residential buildings on a 11.2-acre site. The apartments at the Sycamore Terrace property consist of a mix of one, two, and three-bedroom units averaging 1,238 square feet per unit. Average in-place monthly rent at the Sycamore Terrace property was approximately $1,007 as of August 28, 2012. Unit amenities at the Sycamore Terrace property include gourmet bar-kitchens, granite counter tops, black appliances, vinyl plank flooring in kitchens and baths, built in microwave, full size washer and dryer connections, walk in closets, private balcony and/or patio, garden tubs and private entrances for all units. Property amenities at the Sycamore Terrace property include a multimedia recreation room, WiFi hotspots throughout clubhouse and pool area, 24-hour fitness center, resort style swimming pool and poolside entertainment area with gas grill. Occupancy at the Sycamore Terrace property was 99% as of September 19, 2012. We engaged Thompson Thrift Development, Inc. DBA Watermark Residential, or Watermark Residential, to serve as the Sycamore Terrace property manager for the Sycamore Terrace property. As of September 20, 2012, Steadfast Management Company, Inc., or Steadfast Management, began sharing certain property management responsibilities with Watermark Residential. SIR Sycamore Terrace will pay Watermark Residential and Steadfast Management a monthly management fee in an amount equal to 2.75% and 0.75%, respectively, of the Sycamore Terrace property’s gross collections (as defined in each of the Property Management Agreements for Watermark Residential and Steadfast Management). We intend to engage Steadfast Management to serve as the sole Sycamore Terrace property manager for the Sycamore Terrace property in the future.
Changes to our Management and the Management of our Advisor
On September 17, 2012, our board of directors appointed Ms. Ella Shaw Neyland as our President, effective as of October 1, 2012. Ms. Neyland currently serves as a director and as the audit committee chairperson. Upon assuming her role as our President, Ms. Neyland will no longer be considered an independent director under our charter. As a result, Ms. Neyland has resigned from our audit committee, effective October 1, 2012, although Ms. Neyland will continue to serve as a member of our board of directors as a non-independent director. Our board of directors has appointed Ms. Neyland to serve as a member of the investment committee, effective as of October 1, 2012.
Mr. Rodney F. Emery, our Chief Executive Officer and President has resigned from the office of President, effective October 1, 2012, to allow Ms. Neyland to assume the role of President. Mr. Emery remains our Chief Executive Officer.

On September 17, 2012, Ms. Neyland was also appointed as President of our advisor, effective as of October 1, 2012.
Biographical information on Ms. Neyland is provided below.
Ella Shaw Neyland, age 58, has served on the Company’s Board since October 2011. From October 2011 to September 2012, Ms. Neyland served as our audit committee chairperson. Ms. Neyland is a Founder and was the Chief Financial Officer for Thin Centers MD, or TCMD, which provides medically supervised weight loss programs. Prior to founding TCMD in June 2010, Ms. Neyland was a Founder of Santa Barbara Medical Innovations, LLC, a privately owned company that owns and leases low-level lasers to medical groups, and served as its Chief Financial Officer from June 2009 to February 2011. From October 2004 to December 2008, Ms. Neyland was a financial advisor and an owner of Montecito Medical Investment Company, a private real estate acquisition and development company headquartered in Santa Barbara, California. While with Montecito Medical Investment Company, Ms. Neyland advised the company in the acquisition of 43 medical properties with over two million square feet of space in 13 states and advised the affiliate company, Montecito Property Company, in the acquisition of 8,300 apartments in 29 communities. From April 2001 to September 2004, Ms. Neyland served as the Executive Vice President, Treasurer and Investor Relations Officer of United Dominion Realty Trust, Inc., where she was responsible for capital market transactions, banking relationships and presentations to investors and Wall Street analysts. Ms. Neyland also served as a voting member of the Investment Committee of United Dominion Realty Trust, Inc. that approved the repositioning of over $3 billion of investments. Prior to working at United Dominion Realty Trust, Inc., Ms. Neyland served as the Chief Financial Officer at Sunrise Housing, LTD, a privately owned apartment development company, from November 1999 to March 2001. Ms. Neyland also served as Executive Director of CIBC World Markets, which provides investment, research and corporate banking products, from November 1997 to October 1999. From July 1990 to October 1997, Ms. Neyland served as the Senior Vice President of Finance and the Vice President of Troubled Debt Restructures/Finance for the Lincoln Property Company, a commercial real estate development and management company. From November 1989 to July 1990, Ms. Neyland was the Vice President/Portfolio Manager at Bonnet Resources Corporation, a subsidiary of BancOne. Prior to her employment at Bonnet Resources Corporation, Ms. Neyland served on the board of directors and as the Senior Vice President/Director of Commercial Real Estate Lending at Commerce Savings Association, a subsidiary of the publicly held American Century Corporation, from May 1983 to March 1989. Ms. Neyland received a Bachelor of Science in Finance from Trinity University in San Antonio, Texas.
Update to the Composition of Our Board of Directors and Audit and Investment Committees
On September 17, 2012, our board of directors increased the authorized number of directors constituting the board of directors from five to seven, effective as of October 1, 2012, to address our growing needs. Our board of directors elected Dr. Kerry Dean Vandell and Mr. Ned Brines to serve as independent directors on our board of directors to fill the vacancies on our board of directors created by the increase in the authorized number of directors. Effective October 1, 2012, Dr. Vandell and Mr. Brines will each serve as a director until our next annual meeting of stockholders and until each of their successors is elected and duly qualified. Our board of directors also appointed Dr. Vandell to serve as a member of the audit committee, effective October 1, 2012, in order to fill the vacancy on the audit committee created by Ms. Neyland’s resignation. Dr. Vandell will also serve as the chairman of the audit committee and has been designated as the audit committee’s financial expert. Our board of directors appointed Mr. Brines to serve as a member of the investment committee, effective October 1, 2012.
Pursuant to our Independent Directors’ Compensation Plan, on October 1, 2012, we will grant 5,000 shares of restricted common stock to each of Dr. Vandell and Mr. Brines in connection with each of their initial elections to our board of directors. The shares of restricted common stock vest in four equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant; provided, however, that the shares of restricted stock will become fully vested on the earlier to occur of (1) the termination of each of Dr. Vandell and Mr. Brines service as a director due to each of their death or disability, or (2) a change in our control.

Dr. Vandell, age 65, currently serves as the Dean’s Professor of Finance and Director of the Center for Real Estate at the Paul Merage School of Business at the University of California-Irvine (UCI), having joined UCI in July 2006. He also has held courtesy appointments at UCI’s School of Law and the Department of Planning, Policy and Design in the School of Social Ecology since 2008.  Before joining UCI, Dr. Vandell was on the faculty of the University of Wisconsin-Madison for 17 years (1989-2006), where he served as the Tiefenthaler Chaired Professor of Real Estate and Urban Land Economics, the Director of the Center for Urban Land Economics Research, and the Chairman of the Department of Real Estate and Urban Land Economics.  His first academic appointment was at Southern Methodist University (1976-1989), where he ultimately served as Professor and Chairman of the Department of Real Estate and Regional Science.  Dr. Vandell received his Ph.D. from the Massachusetts Institute of Technology in Urban Studies and Planning, his M.C.P. in City and Regional Planning from Harvard University, and his undergraduate and masters degrees in Mechanical Engineering from Rice University.  He has authored or co-authored over 70 publications and has been invited to provide numerous presentations on the topics of finance, economics and real estate.  Dr. Vandell currently serves on the board of directors of Shopoff Properties Trust, Inc., a public non-traded real estate investment trust specializing in land investments.
Mr. Brines, age 50, currently serves as the Chief Investment Officer for the CitizenTrust Wealth Management and Trust division of Citizens Business Bank, a position he has held since July 2012, where Mr. Brines is responsible for the investment management discipline, process, products and related sources. In addition, in September 2008 Mr. Brines founded Montelena Asset Management, a California based registered investment advisor firm, and currently serves as its Chief Investment Officer.  From June 2010 to July 2012, Mr. Brines served as a portfolio manager for Andell Holdings, a private family office with significant and diversified holdings.  From May 2001 to September 2008, Mr. Brines served as a Senior Vice President and senior portfolio manager with Provident Investment Counsel in Pasadena managing their Small Cap Growth Fund with $1.6 billion in assets under management (AUM).  Mr. Brines was with Roger Engemann & Associate in Pasadena from September 1994 to March 2001 in which he served as both an analyst and portfolio manager for their mid cap mutual fund and large cap Private Client business as the firm grew from $3 billion to over $19 billion in AUM.  Mr. Brines earned an MBA from the University of Southern California and an undergraduate degree from San Diego State University. Mr. Brines also holds the Chartered Financial Analyst (CFA) designation and is involved in various community activities including serving on the investment committee of City of Hope.

Update to Share Repurchase Plan
The description of our share repurchase plan in our prospectus shall be amended and restated as follows and should be read in conjunction with our prospectus in its entirety.
Our share repurchase plan may provide an opportunity for you to have your shares of common stock repurchased by us, subject to certain restrictions and limitations. No shares can be repurchased under our share repurchase plan until after the first anniversary of the date of purchase of such shares; provided, however, that this holding period shall not apply to repurchases requested within two years after the death or disability of a stockholder. Prior to the completion of our offering stage (as defined below), the purchase price for shares repurchased under our share repurchase plan will be as follows:

Share Purchase Anniversary	Repurchase Price on Repurchase Date (1)
Less than 1 year	No Repurchase Allowed
1 year	92.5% of Purchase Price
2 years	95.0% of Purchase Price
3 years	97.5% of Purchase Price
4 years	100% of Purchase Price
In the event of stockholder’s death or disability (2)	Average Issue Price For Shares (3)

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(1)     As adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the shares of common stock.
(2)     The required one year holding period to be eligible to redeem shares under our share repurchase plan does not apply in the event of death or disability of a stockholder. For purposes of our share repurchase plan a “disability” means (a) the stockholder has received a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (b) the determination of such disability was made by the governmental agency responsible for reviewing and awarding the disability retirement benefits that the stockholder could be eligible to receive, which we refer to as the “applicable governmental agency.” The applicable governmental agencies are limited to the following: (i) the Social Security
Administration; (ii) the U.S. Office of Personnel Management with respect to disability benefits under the Civil Service Retirement System, or CSRS; or (iii) the Veteran’s Administration; and in
each case, the agency charged with administering disability benefits at that time on behalf of one of the applicable governmental agencies. Disability determinations by governmental agencies other than those listed above, including, but not limited to, worker’s compensation insurance or the administration or enforcement of the Rehabilitation Act of 1973, as amended, or the ADA will not entitle a stockholder to the terms available for the repurchase of shares. Repurchase requests following an award by the applicable governmental agency of disability Social Security
Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge, as the case may be, or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits. As the following disabilities generally do not entitle a worker to Social Security or related disability benefits, they will not qualify as a “disability”
for purposes of our share repurchase plan: (a) disabilities occurring after the legal retirement age; (b)
temporary disabilities; and (c) disabilities that do not render a worker incapable of performing substantial gainful activity. However, where a stockholder requests the repurchase of shares due to a disability and the stockholder does not have a disability that meets the definition described above, but is subject to similar circumstances, our board of directors may repurchase the stockholder’s shares, in its sole discretion.
(3)     The purchase price per share for shares redeemed upon the death or disability of a stockholder will be equal to the average issue price per share for all of the stockholder’s shares.

During the offering the shares will be redeemed at, or at a discount to, the purchase price. The purchase price per share for shares repurchased pursuant to our share repurchase plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders prior to the repurchase date as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales.
Notwithstanding the foregoing, following the completion of our offering stage, shares of our common stock will be repurchased at a price equal to a price based upon our most recently established estimated net asset value per share, which we will publicly disclose every six months beginning no later than six months following the completion of our offering stage based on periodic valuations by independent third party appraisers and qualified independent valuation experts selected by our advisor. We will consider our offering stage complete on the first date that we are no longer publicly offering equity securities that are not listed on a national securities exchange, whether through this offering or follow-on public equity offerings, provided we have not filed a registration statement for a follow-on public equity offering as of such date (for purposes of this definition, we do not consider “public equity offerings” to include offerings on behalf of selling stockholders or offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership).
Repurchases of shares of our common stock will be made quarterly upon written request to us at least 15 days prior to the end of the applicable quarter. Repurchase requests will be honored approximately 30 days following the end of the applicable quarter, which we refer to as the “repurchase date.” The current offering price of shares of our common stock used to calculate the purchase price per share for shares repurchased prior to the completion of our offering stage will be the offering price as of the repurchase date. Stockholders may withdraw their repurchase request at any time up to three business days prior to the repurchase date.
We cannot guarantee that the funds set aside for the share repurchase plan will be sufficient to accommodate all repurchase requests made in any quarter. In the event that we do not have sufficient funds available to repurchase all of the shares of our common stock for which repurchase requests have been submitted in any quarter, priority will be given to redemption requests in the case of the death or disability of a stockholder. If we repurchase less than all of the shares subject to a repurchase request in any quarter, with respect to any shares which have not been repurchased, you can (1) withdraw your request for repurchase or (2) ask that we honor your request in a future quarter, if any, when such repurchases can be made pursuant to the limitations of the share repurchase plan and when sufficient funds are available. Such pending requests will be honored among all requests for redemptions in any given redemption period as follows: first, pro rata as to redemptions sought upon a stockholder’s death or disability; and, next, pro rata as to other redemption requests.
We are not obligated to repurchase shares of our common stock under the share repurchase plan. We presently intend to limit the number of shares to be repurchased in any calendar year to (1) 5% of the weighted average number of shares of our common stock outstanding during the prior calendar year and (2) those that could be funded from the net proceeds from the sale of shares under the distribution reinvestment plan in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors. There is no fee in connection with a repurchase of shares of our common stock.
The aggregate amount of repurchases under our share repurchase plan is not expected to exceed the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan. However, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan are not sufficient to fund repurchase requests pursuant to the 5% limitation outlined above, our board of directors may, in its sole discretion, choose to use other sources of funds to repurchase shares of our common stock. Such sources of funds could include cash on hand, cash available from borrowings and cash from liquidations of securities investments as of the end of the applicable month, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders or purchases of real estate assets. The number of shares of our common stock that we may repurchase will be limited by the funds available from purchases pursuant to our distribution reinvestment plan, cash on hand, cash available from borrowings and cash from liquidations of securities investments as of the end of applicable quarter.

In addition, our board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase plan at any time upon 30 days’ notice to our stockholders if it determines that the funds available to fund the share repurchase plan are needed for other business or operational purposes or that amendment, suspension or termination of the share repurchase plan is in the best interest of our stockholders. Therefore, you may not have the opportunity to make a repurchase request prior to any potential termination of our share repurchase plan.